Exhibit 99.1

WaferGen Bio-systems Reports Results for Third Quarter 2016

Year-to-Date Revenues Represent 44% Growth over First Nine Months of 2015

FREMONT, California – November 8, 2016 – WaferGen Bio-systems, Inc. (NASDAQ: WGBS), a life sciences company focused on developing and commercializing technology platforms for genomic solutions, announced today its financial results for the third quarter ended September 30, 2016.

Key Recent Highlights

•
The special shareholder meeting to vote on the proposed merger with Takara Bio USA Holdings Inc. was adjourned and rescheduled to November 15, 2016. Proxies received to date have been strongly in favor of the merger proposal but approval of a majority of all outstanding shares is necessary for this proposal to be approved.

•	Product sales through our new Japanese distribution partner, Takara, since they were engaged in June 2016, have exceeded sales through our prior distributor during 2015.

•	Quarterly product revenue increased 27% over the same quarter last year.

•	Placed four ICELL8™ Single-Cell Systems in the third quarter of 2016.

•	Closed on September 30, 2016, with $5.1 million in cash, which WaferGen believes is sufficient to fund operations into 2017.

“We are pleased with the continued growth of WaferGen revenues which is being spurred by new applications for our ICELL8, SmartChip and Apollo systems. We are on track to achieve consolidated 2016 revenues exceeding $9 million and provide stockholders more clarity of the benefit they will receive from the merger with Takara Bio USA Holdings, Inc.,” said Rollie Carlson, Ph.D., President and Chief Executive Officer of WaferGen. “We have placed twelve ICELL8 Single-Cell Systems since our initial launch in October of 2015, and are pleased with our sales outlook in the fourth quarter. We are maintaining our full-year 2016 revenue guidance of $10 million to $12 million.”

Third Quarter Ended September 30, 2016

Total revenue for the three months ended September 30, 2016, was approximately $2.4 million, compared to approximately $2.0 million for the prior year period, which included $125,000 of license and royalty revenue related to an agreement which was terminated in early 2016. The increase of $509,000 in product revenue was primarily attributable to increases for the three months ended September 30, 2016, in sales of WaferGen’s SmartChip Systems, with revenue up 62% from the comparable 2015 period, mainly due to ICELL8 sales. Sales of SmartChip consumables and of the Apollo business products also increased, with revenue up 14% and 9%, respectively, from the comparable 2015 period.

Gross profit and gross profit margin related to product sales in the third quarter of 2016 were approximately $1.3 million and 53%, respectively, compared to gross profit and gross profit margin related to product sales of approximately $1.0 million and 55%, respectively, in the third quarter of 2015.  The decline in gross margin is mainly due to an increase in the percentage of revenue derived from the sale of systems, which afford lower margins than consumables.

Operating expenses in the three months ended September 30, 2016, increased by $243,000 to $4.8 million, compared to $4.6 million for the same period of 2015. Sales and marketing expenses increased $312,000 to approximately $1.7 million, compared to approximately $1.4 million in the three months ended September 30, 2015. Research and development expenses decreased $168,000 to approximately $2.2 million, compared to approximately $2.4 million for the same quarter in 2015. General and administrative expenses increased $99,000 to $880,000, compared to $781,000 in the third quarter of 2015.

Net loss for the three months ended September 30, 2016, was approximately $3.7 million, or $0.19 per share, compared to a net loss of approximately $3.5 million, or $0.61 per share, in the same period of 2015.

Nine Months Ended September 30, 2016

Total revenue for the nine months ended September 30, 2016, comprising product, license and royalty revenue, was approximately $6.8 million, compared to approximately $4.8 million for the prior year period. This includes license and royalty revenue of $42,000 in the 2016 period, compared to $375,000 in the prior year period, under an agreement that terminated at the end of January 2016. Product revenue for the nine months ended September 30, 2016, was approximately $6.8 million, compared to approximately $4.4 million for the prior year period. The increase of approximately $2.4 million in product revenue was primarily attributable to increases for the nine months ended September 30, 2016, in sales of WaferGen’s SmartChip Systems, with revenue up 175% from the comparable 2015 period, mainly due to ICELL8 sales. Sales of SmartChip consumables and of the Apollo business products also increased, with revenue up 16% and 27%, respectively, from the comparable 2015 period.

Gross profit and gross profit margin related to product sales in the first nine months of 2016 were approximately $3.4 million and 50%, respectively, compared to gross profit and gross profit margin related to product sales of $2.5 million and 56%, respectively, in the first nine months of 2015.

Operating expenses in the nine months ended September 30, 2016, increased by approximately $1.4 million to $16.1 million, compared to $14.7 million for the same period of 2015. Sales and marketing expenses increased approximately $1.5 million to approximately $5.3 million, compared to approximately $3.9 million in the nine months ended September 30, 2015. Research and development expenses decreased $256,000 to approximately $6.9 million, compared to approximately $7.1 million for the same period in 2015. General and administrative expenses increased $238,000 to approximately $3.9 million, compared to approximately $3.6 million in the first nine months of 2015, the increase being due to substantial legal and professional costs incurred related to our pending merger with Takara.

Net loss for the nine months ended September 30, 2016, was approximately $13.0 million, or $0.69 per share, compared to a net loss of approximately $12.1 million, or $2.13 per share, in the same period of 2015.

At September 30, 2016, WaferGen had cash and cash equivalents of approximately $5.1 million.

2016 Guidance
WaferGen continues to expect its full-year 2016 revenue will be between $10.0 million and $12.0 million.

Conference Call & Webcast
Tuesday, November 8th @ 5pm Eastern:
Domestic:        877-407-3982
International:        201-493-6780
Conference ID:     13649371
Webcast:        http://public.viavid.com/index.php?id=121844

Replays, available through November 22:
Toll-Free:        844-512-2921
International:        412-317-6671
Conference ID:     13649371

About WaferGen
WaferGen Bio-systems, Inc. is a biotechnology company that offers innovative genomic technology solutions for single-cell analysis and clinical research. The ICELL8™ Single-Cell System is a cutting edge platform which can isolate thousands of single cells and processes specific cells for analysis, including Next Generation Sequencing (“NGS”). The system has demonstrated unbiased isolation of up to 1,800 single cells ranging from 5-100 µm in size on a single chip, including single cells from solid tumors, brain cells, pulmonary airway cells, and multiple cell lines. The SmartChip™ platform can be used for profiling and validating molecular biomarkers, and can perform massively parallel singleplex PCR for one-step target enrichment and library preparation for clinical NGS. The Apollo 324™ system can be used to process DNA and RNA from clinical samples to NGS-ready libraries. These technologies offer a powerful set of tools for biological analysis at the molecular and single cell level in the life sciences, pharmaceutical, and clinical laboratory industries.

For additional information, please see http://www.wafergen.com

Forward Looking Statements
This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as “believe,” “expect,” “may,” “will,” “should,” “could,” “seek,” “intend,” “plan,” “estimate,” “anticipate” or other comparable terms. Forward-looking statements in this press release may address the following subjects among others: statements regarding the closing of the merger agreement with Takara Bio Inc., sufficiency of our capital resources, expected operating losses, expected revenues, expected expenses, expected cash usage, our expectations regarding our development of future products including single cell analysis technologies and our expectations concerning our competitive position and business strategy. Forward-looking statements involve inherent risks and uncertainties which could cause actual results to differ materially from those in the forward-looking statements, as a result of various factors including those risks and uncertainties described in the Risk Factors and in Management’s Discussion and Analysis of Financial Condition and Results of Operations sections of our most recently filed Annual Report on Form 10-K and any subsequently filed Quarterly Reports on Form 10-Q. We urge you to consider those risks and uncertainties in evaluating our forward-looking statements. We caution readers not to place undue reliance upon any such forward-looking statements, which speak only as of the date made. Except as otherwise required by the federal securities laws, we disclaim any obligation or undertaking to publicly release any updates or revisions to any forward-looking statement contained herein (or elsewhere) to reflect any change in our expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Additional Information and Where to Find It
WaferGen has filed with the Securities and Exchange Commission (the “SEC”) a proxy statement (the “Proxy Statement”), as well as other relevant documents concerning the proposed merger with Takara Bio USA Holdings, Inc. (“Takara Bio”). The Proxy Statement was first sent or given to the stockholders of WaferGen on or about September 23, 2016 and contains important information about the merger agreement, its related transactions and other related matters. This communication may be deemed to be solicitation material in respect of the proposed merger with Takara Bio. BEFORE MAKING ANY VOTING DECISION, INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) CAREFULLY BECAUSE IT CONTAINS IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Copies of documents filed by WaferGen with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, investors and security holders may obtain free copies of the Proxy Statement from WaferGen by going to WaferGen’s Investors page on its corporate website at www.wafergen.com.

Participants in the Solicitation
WaferGen and its directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding WaferGen’s directors and executive officers is available in the Proxy Statement as is other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise.

INVESTOR CONTACT:
WaferGen Bio-systems, Inc.
Rollie Carlson
510-277-3417
Rollie.Carlson@wafergen.com

WAFERGEN BIO-SYSTEMS, INC. AND SUBSIDIARIES

Condensed Consolidated Statements of Operations (Unaudited)
(In thousands, except per share amounts)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2016	2015	2016	2015
Revenue:
Product	$2,394	$1,885	$6,799	$4,391
License and royalty	—	125	42	375
Total revenue	2,394	2,010	6,841	4,766
Cost of product revenue	1,124	848	3,377	1,938
Gross profit	1,270	1,162	3,464	2,828
Operating expenses:
Sales and marketing	1,737	1,425	5,342	3,890
Research and development	2,219	2,387	6,881	7,137
General and administrative	880	781	3,873	3,635
Total operating expenses	4,836	4,593	16,096	14,662
Operating loss	(3,566)	(3,431)	(12,632)	(11,834)
Other income and (expenses):
Interest expense, net	(117)	(113)	(337)	(326)
Gain on revaluation of warrant derivative liabilities, net	1	68	4	108
Miscellaneous income (expense)	7	—	10	(49)
Total other income and (expenses)	(109)	(45)	(323)	(267)
Net loss before provision for income taxes	(3,675)	(3,476)	(12,955)	(12,101)
Provision for income taxes	(5)	—	10	2
Net loss	$(3,670)	$(3,476)	$(12,965)	$(12,103)
Net loss per share - basic and diluted	$(0.19)	$(0.61)	$(0.69)	$(2.13)
Shares used to compute net loss per share - basic and diluted	18,928	5,707	18,826	5,681

WAFERGEN BIO-SYSTEMS, INC. AND SUBSIDIARIES

Condensed Consolidated Balance Sheets
(In thousands)

	September 30, 2016	December 31, 2015
Assets	(Unaudited)
Current assets:
Cash and cash equivalents	$5,147	$15,236
Accounts receivable, net of allowance	1,620	2,201
Inventories	1,391	1,998
Prepaid expenses and other current assets	517	404
Total current assets	8,675	19,839
Property and equipment, net	992	1,052
Goodwill	990	990
Intangible assets, net	596	912
Other assets	138	80
Total assets	$11,391	$22,873
Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$2,020	$2,029
Accrued payroll and related costs	1,587	1,200
Current portion of long-term debt	186	180
Other current liabilities	981	917
Total current liabilities	4,774	4,326
Long-term debt, net of discount and current portion	2,751	2,570
Deferred income taxes	128	128
Other liabilities	69	152
Total liabilities	7,722	7,176

Stockholders’ equity:
Preferred Stock	2,214	2,214
Common Stock	121,266	120,329
Accumulated deficit	(119,811)	(106,846)
Total stockholders’ equity	3,669	15,697
Total liabilities and stockholders’ equity	$11,391	$22,873